UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-34929

                  SodaStream International Ltd.
(Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7010000, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that the shareholders of the Company approved the following proposals brought before the Annual General Meeting of shareholders held on December 22, 2015 by the requisite majorities in accordance with the Israeli Companies Law, 5759-1999 and the Company’s Articles of Association, as described in the Company’s amended proxy statement:

Proposal No. 1	To reelect Mr. Stanley Stern as a Class II director of the Company to hold office until the Annual General Meeting of shareholders to be held in 2018.

Proposal No. 2	To elect Mr. Jonathan Kolodny as a Class I director of the Company to hold office until the Annual General Meeting of shareholders to be held in 2017.

Proposal No. 3	To elect Mr. Richard Hunter as a Class III director of the Company to hold office until the Annual General Meeting of shareholders to be held in 2016.

Proposal No. 4	To approve a grant of options to Mr. Stanley Stern.

Proposal No. 5	To approve a grant of options to Mr. Jonathan Kolodny.

Proposal No. 6	To approve a grant of options to Mr. Richard Hunter.

Proposal No. 7	To approve a grant of options to Mr. Daniel Birnbaum, the chief executive officer of the Company, and a related amendment to the Company’s compensation policy for its office holders.

Proposal No. 8	To approve a grant of options and a cash bonus to Mr. Daniel Birnbaum, the chief executive officer of the Company, in the event of a strategic investment, and a related amendment to the Company’s compensation policy for its office holders.

Proposal No. 9	To approve an amendment to the Company’s 2010 Employee Share Option Plan to increase the aggregate number of ordinary shares authorized for issuance thereunder by 505,000 ordinary shares.

Proposal No. 11	To approve and ratify the reappointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2015 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.

Proposal 10, as described in the Company’s amended proxy statement, was not approved.

9,818,264 ordinary shares, representing approximately 46.67% of the issued and outstanding ordinary shares as of the record date, were present in person or represented by proxy at the meeting.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655) and April 30, 2014 (Registration No. 333-195578).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: December 22, 2015	By:	/s/ Dotan Bar-Natan
Name: Dotan Bar-Natan
Title: Head of Legal Department